UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported**) March 29, 2002**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 W. 14TH STREET
P.O. Box 219615
Kansas City, Missouri   **64121-9615**
(Address of principal executive offices)   Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 9. Regulation FD Disclosure.

Attached as Exhibit 99.1 is a press release dated March 29, 2002, which was issued by AMC Entertainment Inc, announcing the completion of its acquisition of GC Companies Inc. The acquisition, valued at approximately $167 million, follows a confirmation order issued March 19 by the Bankruptcy Court for the District of Delaware approving GC's reorganization plan, which in now final and effective.

Item 7. Financial Statements and Exhibits.

Exhibits:

99.1   March 29, 2002 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: March 29, 2002   By: /s/ Craig R. Ramsey

Craig R. Ramsey
Senior Vice President, Finance,
Chief Financial Officer and
Chief Accounting Officer